ORAMED PHARMACEUTICALS INC.
Hi-Tech Park 2/5
PO Box 39098
Jerusalem 91390, Israel

August 30, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oramed Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-164286

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Oramed Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-164286, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement is being withdrawn due to the length of time since its initial filing and its not having become effective in such time.  No securities were sold in connection with the offering described in the Registration Statement.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statements to the undersigned, facsimile number 972 2 566 0004 and to Eliezer Helfgott, Esq. of Blank Rome LLP, our counsel, at 917-332-3065.

If you any questions with respect to this matter, please contact Eliezer Helfgott at 212-885-5431.

Very truly yours,

Oramed Pharmaceuticals, Inc.

By:	/s/ Yifat Zommer
Yifat Zommer
Chief Financial Officer